UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Lion Group Holding Ltd.’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the Company’s goals and strategies; our ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; Lion’s future business development, financial condition and results of operations; expected changes in Lion’s revenues, costs or expenditures; competition in the industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

This Amendment No. 1 (the “Amendment”) to the Report of Foreign Private Issuer on Form 6-K (the “Original 6-K”), originally furnished by the Company to the Securities and Exchange Commission on December 20, 2024, amends the original 6-K to include an unaudited condensed consolidated statement of changes in equity, an unaudited condensed consolidated statements of cash flows, and notes to the unaudited condensed consolidated financial statements of the Company. In addition, the Amendment includes the interactive data file as Exhibit 101, which provides the unaudited condensed consolidated financial statements of the Company formatted in XBRL (eXtensible business reporting language).

No other changes have been made to the Original 6-K. This Amendment does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way the disclosures made in the Original 6-K.

This Amendment and each of the exhibits to this Amendment are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-269333) and Form S-8 (Nos. 333-275597 and 333-251127) of the Company.

LION GROUP HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in U.S. dollar except for share and per share data)

	June 30,	December 31,
	2024	2023
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$19,779,425	$28,953,780
Restricted cash-bank balances held on behalf of customers	769,248	2,142,615
Securities owned, at fair value	817	4,522,805
Receivables from broker-dealers and clearing organizations	8,147,888	13,852,846
Short-term loans receivable	100,000	-
Other receivables	155,406	60,413
Derivative assets, at fair value	-	1,801,095
Prepaids, deposits and other	965,043	2,095,800
Total current assets	29,917,827	53,429,354

Fixed assets, net	18,619,965	19,844,396
Right-of-use assets	439,944	593,678
Other assets	117,434	677,158
Total Assets	$49,095,170	$74,544,586

Liabilities and Stockholders’ Equity

Liabilities
Current Liabilities
Payables to customers	$7,847,307	$22,548,699
Payables to broker-dealers and clearing organizations	4,894,860	15,059,984
Accrued expenses and other payables	4,598,505	2,198,697
Derivative liabilities, at fair value	5,925,501	3,009,166
Embedded derivative liabilities	837,622	878,420
Short-term borrowings	748,935	110,000
Lease liability - current	327,992	537,440
Total current liabilities	25,180,722	44,342,406

Lease liability - noncurrent	123,896	83,480
Convertible debentures	1,598,845	1,597,404
Warrant liabilities	118,125	109,687
Total Liabilities	27,021,588	46,132,977

Commitments and Contingencies

Stockholders’ Equity
Class A ordinary shares, $0.0001 par value, 40,000,000,000 shares authorized, 337,259,504 and 179,250,754 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively	33,726	17,925
Class B ordinary shares, $0.0001 par value, 7,500,000,000 shares authorized, 44,231,985 and 23,843,096 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively	4,423	2,384
Additional paid in capital	73,110,793	71,532,253
Accumulated deficit	(47,391,370)	(39,751,871)
Accumulated other comprehensive losses	(340,731)	(268,562)
Total LGHL shareholders’ equity	25,416,841	31,532,129

Non-controlling interest	(3,343,259)	(3,120,520)
Total shareholders’ equity	22,073,582	28,411,609

Total Liabilities and Stockholders’ Equity	$49,095,170	$74,544,586

LION GROUP HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in U.S. dollar except for share and per share data)

	Six Months Ended June 30,
	2024	2023

Revenues
Insurance brokerage commissions	$478,143	$979,236
Securities brokerage commissions and fees	363,565	1,688,618
Market making commissions and fees	57,339	1,020,189
Interest income	451,693	1,423,928
Trading gains	5,125,989	7,818,819
Other income	619,793	380,207
Total revenue	7,096,522	13,310,997

Expenses and others
Commissions and fees	748,500	2,366,802
Compensation and benefits	2,048,134	1,714,336
Occupancy	433,049	391,251
Communication and technology	2,420,246	1,719,924
General and administrative	538,650	601,780
Professional fees	3,445,938	1,233,666
Services fees	1,169,607	1,119,581
Interest	403,035	1,598,478
Depreciation and amortization	1,224,133	874,858
Marketing	2,182,402	1,502,421
Change in fair value of warrant liabilities	8,438	(453,761)
Other operating costs	206,544	985
Total expenses and others	14,828,676	12,670,321

(Loss) income before income taxes	(7,732,154)	640,676

Income tax expense	(645)	(1,058)

Net (loss) income	$(7,732,799)	$639,618

Net loss attributable to non-controlling interests	(93,300)	(53,715)

Net (loss) income attributable to LGHL	$(7,639,499)	$693,333

Deemed dividend on the effect of the down round features	(429,000)	-
Deemed dividend on the effect of the warrant modification	-	(3,086,000)

Net loss attributable to LGHL ordinary shareholders	$(8,068,499)	$(2,392,667)

Loss per share for both Class A and Class B ordinary shares
- basic and diluted (i)	$(0.03)	$(0.04)

Loss per ADS
- basic and diluted (i)	$(1.54)	$(1.92)

Weighted average Class A ordinary shares outstanding
- basic and diluted (i)	229,472,828	56,479,793

Weighted average Class B ordinary shares outstanding
- basic and diluted (i)	33,322,688	5,975,615

(i) On July 3, 2023, LGHL announced that it plans to change its American depositary share (“ADS”) to ordinary share (“Share”) ratio from one (1) ADS representing one (1) Share to one (1) ADS representing fifty (50) Shares. The change in the ADS ratio was effective on July 13, 2023. For LGHL’s ADS holders, the change in the ADS ratio had the same effect as a one-for-fifty reverse ADS split. The ADS ratio change has no impact on LGHL’s underlying Shares. Loss per ADS for the six months ended June 30, 2023 had been retrospectively adjusted accordingly.

LION GROUP HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in U.S. dollar)

	Six Months Ended June 30,
	2024	2023

Net (loss) income	$(7,732,799)	$639,618

Other comprehensive income
Foreign currency translation adjustment	(2,320)	78,536
Comprehensive (loss) income	$(7,735,119)	$718,154
Comprehensive (loss) income attributable to non-controlling interests	(23,451)	183,392
Comprehensive (loss) income attributable to LGHL	$(7,711,668)	$534,762

LION GROUP HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in U.S. dollar except for share and per share data)

							Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid in	Accumulated	Other Comprehensive	Non- Controlling
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Interest	Total
Balance at January 1, 2024	179,250,754	$17,925	23,843,096	$2,384	$71,532,253	$(39,751,871)	$(268,562)	$(3,120,520)	$28,411,609
Conversion of September 2023 Convertible Debenture and the payment of make-whole interest by shares	158,008,750	15,801	-	-	1,182,046	-	-	-	1,197,847
Issuance of Warrants I in consideration for the investor to purchase January 2024 Convertible Debenture	-	-	-	-	800	-	-	-	800
Issuance of Class B ordinary shares in connection with 2023 Share Incentive Plan	-	-	1,888,889	189	213,144	-	-	-	213,333
Issuance of Class B ordinary shares in connection with 2024 Share Incentive Plan	-	-	18,500,000	1,850	182,550	-	-	-	184,400
Deconsolidation of subsidiaries	-	-	-	-	-	-	-	(199,288)	(199,288)
Net loss	-	-	-	-	-	(7,639,499)	-	(93,300)	(7,732,799)
Other comprehensive income (loss)	-	-	-	-	-	-	(72,169)	69,849	(2,320)
Balance at June 30, 2024	337,259,504	$33,726	44,231,985	$4,423	$73,110,793	$(47,391,370)	$(340,731)	$(3,343,259)	$22,073,582

							Accumulated
	Class A		Class B		Additional		Other	Non-
	Ordinary Shares		Ordinary Shares		Paid in	Accumulated	Comprehensive	Controlling
	Shares	Amount	Shares	Amount	Capital	Deficit	(Loss) Income	Interest	Total
Balance at January 1, 2023	48,761,596	$4,876	9,843,096	$984	$63,660,939	$(34,492,863)	$(303,213)	$(1,458,058)	$27,412,665
Conversion of August 2022 Convertible Debenture and the payment of make-whole interest by shares	29,088,607	2,909	-	-	3,060,891	-	-	-	3,063,800
Repayment to noncontrolling shareholder	-	-	-	-	-	-	-	(1,713,775)	(1,713,775)
Net Income (loss)	-	-	-	-	-	693,333	-	(53,715)	639,618
Other comprehensive income	-	-	-	-	-	-	78,536	-	78,536
Balance at June 30, 2023	77,850,203	$7,785	9,843,096	$984	$66,721,830	$(33,799,530)	$(224,677)	$(3,225,548)	$29,480,844

LION GROUP HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollar

	Six Months Ended June 30,
	2024	2023

Cash Flows from Operating Activities
Net (loss) income	$(7,732,799)	$639,618
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Stock based compensation expense(1)	1,161,333	650,275
Change in fair value of warrant liabilities	8,438	(472,500)
Change in fair value of option liability	5,925,501	-
Change in fair value of embedded derivative liability	21,580	18,739
Amortization of right-of-use assets	289,148	291,793
Gain on sale of subsidiaries	(115,171)	-
Amortization of debt discounts	197,710	382,957
Depreciation	1,224,133	874,858
(Increase) decrease in operating assets
Securities owned	4,521,988	(5,731,022)
Receivables from broker-dealers and clearing organizations	5,704,958	40,829
Prepaids, deposits and other assets	2,709,948	(322,226)
Intangible assets	-	139,351

Increase (decrease) in operating liabilities
Payables to customers	(14,701,392)	1,126,533
Payables to broker-dealers and clearing organizations	(10,165,124)	7,188,274
Accrued expenses and other payables	(602,314)	78,811
Lease liabilities	(309,638)	(304,651)
Net cash (used in) provided by operating activities	(11,861,701)	4,601,639

Cash Flows from Investing Activities
Purchases of fixed assets	-	(508)
Loan provided to third party	(100,000)	-
Net proceeds from sale of subsidiaries	(184,729)	-
Net cash used in investing activities	(284,729)	(508)

Cash Flows from Financing Activities
Proceeds from issuance of convertible debenture	940,000	-
Net contributions from noncontrolling shareholder	-	(1,713,775)
Proceeds from Short-term borrowings	638,935	-
Net cash provided by (used in) financing activities	1,578,935	(1,713,775)

Effect of Exchange Rate Changes on Cash, Cash Equivalents, and Restricted Cash	19,773	99,798

Net Change in Cash, Cash Equivalents, and Restricted Cash	(10,547,722)	2,987,154

Cash, Cash Equivalents, and Restricted Cash - Beginning of Period	31,096,395	14,402,599
Cash, Cash Equivalents, and Restricted Cash - End of Period	$20,548,673	$17,389,753

Noncash Investing and Financing Activities
Decrease in receivable for acquisition of long term assets	$-	$7,776,606
Conversion of Convertible Debentures and the payment of make-whole interest by shares	$783,847	$3,063,800
Embedded derivative liabilities (make-whole interest feature)	$351,622	$-
Share issuances in exchange for a decrease in embedded derivative liability	$414,000	$-
Issuance of Warrants I in consideration for the investor to purchase January 2024 Convertible Debenture	$800	$-
Lease liabilities arising from obtaining right-of-use assets	$183,153	$-
Increase in other receivable from sale of subsidiaries	$98,481	$-

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$194,832	$1,235,944
Cash paid for income taxes	$645	$1,058

(1)	The amount includes stock-based expenses under January 2021 Call Options in the amount of $763,600 and $190,900 for the six months ended June 30, 2024 and 2023, respectively and under 2020 Share Incentive Plan in the amount of $397,733 and $459,375 for the six months ended June 30, 2024 and 2023, respectively.

LION GROUP HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

Note 1 — Organization and Principal Activities

Lion Group Holding Ltd. (the “Company”, “Lion” or “LGHL”) is a company with limited liability registered as an exempted company in the Cayman Islands.

The Company and its subsidiaries (collectively referred to as the “Group”) provide securities, futures and derivatives brokerage services, insurance brokerage services, total return swap trading services, and market maker trading services. As a result of the consummation of a business combination with Proficient Alpha Acquisition Corp., a Nevada corporation (“PAAC”) which was accounted for as a reverse recapitalization, the Company’s ordinary shares and warrants started to be traded on the NASDAQ Capital Market under the ticker symbols LGHL and LGHLW, respectively on June 17, 2020. Each American Depositary Shares (“ADSs”) of the Company represented one Class A ordinary share upon the closing. On July 13, 2023, the ADS ratio was changed from one (1) ADS representing one (1) Share to one (1) ADS representing fifty (50) Shares.

Principal Activities

The Group generates commission revenues by enabling its customers to trade in securities, futures and derivative markets throughout the world. The Group’s trading customers consist of corporate clients, individual traders and retail investors primarily located in People’s Republic of China (“PRC”) and Southeast Asia, although its trading platform allows it to serve customers worldwide.

The Group also generates commission revenues by providing insurance brokerage services to high-net-worth individuals primarily located in the PRC.

In May 2019, the Group began to serve as the counterparty to its customers in derivative transactions. This predominantly occurs when a customer utilizes a contract for difference (CFD). CFDs allow for the exchange of the difference in value of a particular asset such as a currency pair between the time at which a contract is opened and the time at which it is closed. If the trades of one customer can be used to naturally offset the trades of another customer, the Group will act as the market maker to offer liquidity and pricing to both customers. When such an offsetting is not available, the Group may choose to use its own trades to offset the trades of its customer, and the Group may also act as a broker in arranging trades between the customer and third-party market makers.

The Group officially began offering total return swap (TRS) trading services to customers in July 2020. The Group has entered into International Swaps and Derivatives Association (ISDA) master agreements and related supplementary agreements with two of the top five swap traders in China. The Group is currently offering A-shares (shares that are denominated in Renminbi and traded in the Shanghai Stock Exchange and Shenzhen Stock Exchange) and Hong Kong stock basket linked TRS, which provides international investors seeking to invest in the China stock market with higher leverage compared with buying A-share stocks directly. The Group earns income from the spread on interest rate loans provided to TRS trading customers and loans borrowed from its business partners. In addition, the Group also receives commissions and fees from customers for trades made through the TRS trading service.

The Group started to enter over-the-counter (“OTC”) call option contracts with customers in April 2021. The call option gives the holder the right, but not the obligation, to buy the underlying security at a predetermined price (strike price or exercise price) within a specific timeframe, ranges from 2 weeks to 6 months. The stocks underlying the call options issued are predominantly China A-Shares, stocks that are denominated in Renminbi and traded in Shanghai and Shenzhen Stock Exchanges in PRC. The Group serves as the counterparty to its customers in OTC stock options transactions. There are cases that the Group purchases the same call options from third party option issuers for offsetting. Upon signing the contract, the customers are required to pay the call premium to the Group. The Group generates trading gains or losses from the call options.

The subsidiaries of the Company include a remote trading member of Singapore Exchange Derivatives Trading Limited (“SGX-DT”) and possess the licenses issued by Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 2 Dealing in Futures Contracts, Type 5 Advising on Futures Contracts, the full license issued by Cayman Islands Monetary Authority (“CIMA”) to carry out securities investment business including Broker Dealer and Market Maker, and the Capital Markets Service License (“CMS License”) issued by the Monetary Authority of Singapore. During the second half of 2024, the Group returned Type 1 License for Dealing in Securities, Type 4 License for Advising on Securities and Type 9 Asset Management to HKSFC.

Deconsolidation of subsidiaries

On June 12, 2024, the Group sold its 100% interest in BC Wealth Management Limited (“BCWM”) to a third party, at a consideration of approximately $70,000   (HKD 550,000). On June 24, 2024, the Group sold its 51% interest in Lion Asset Management Limited (“LAML”) to another third party, at a consideration of approximately $140,000 (HKD 1,100,000). Such disposals did not represent a strategic shift that has or will have a major effect on the operations and financial results. In accordance with ASC 810-10-40, Deconsolidation of a Subsidiary, the Group derecognized the net assets and noncontrolling interests associated with BCWM and LAML   as of sale date, and recognized a gain of approximately $128,000   in an aggregate as a result of deconsolidation for the six months ended June 30, 2024.

During the six months ended June 30, 2024, the Group also disposed of its 100% interest in Lion Fintech Group Limited, 70% interest in Royal Lion Investment Limited and 70% interest in Royal Lion Middle East DMCC. These entities had been dormant and their disposals were not material to the Group’s operations and financial results individually or collectively.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements reflect all adjustments that, in the opinion of management, are of a normal recurring nature and are necessary to fairly present the financial statements for the interim periods. The condensed consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been prepared in accordance with the regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. Results for the interim periods are not necessarily indicative of results to be expected for the full year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the SEC on April 30, 2024.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and its subsidiaries in which it has a controlling financial interest. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation. The Group consolidates the loss of the subsidiaries and subtracts the net loss that is attributable to the non-controlling interest holders in calculating the net income (loss) that is attributable to the Group.

Reclassification

Certain prior periods amounts have been reclassified to be comparable to the current period presentation. The reclassification has no effect on previously reported net assets or net income (loss).

Significant Accounting Policies

The Company’s significant accounting policies are included in Note 2 –Significant Accounting Policies in the Company’s 2023 Form 20-F. During the six months ended June 30, 2024, there were no significant changes made to the Company’s significant accounting policies.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which requires an enhanced disclosure of significant segment expenses on an annual and interim basis. This guidance will be effective for the annual periods beginning the year ended December 31, 2024, and for interim periods beginning January 1, 2025. Early adoption is permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the financial statements. The Group does not expect the adoption to have a material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which addresses the accounting and disclosure requirements for certain crypto assets. The new guidance requires entities to subsequently measure certain crypto assets at fair value, with changes in fair value recorded in net income in each reporting period. In addition, entities are required to provide additional disclosures about the holdings of certain crypto assets. The amendments are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted. An entity that early adopts the amendments would be required to apply the entire ASU, including the presentation and disclosure provisions, not just the measurement guidance. An entity that adopts the amendments in an interim period must adopt them as of the beginning of the fiscal year that includes that interim period. The Group does not expect the adoption to have a material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for the annual periods beginning the year ended December 31, 2025. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Group does not expect the adoption to have a material impact on the consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40), which requires disaggregated disclosure of income statement expenses for public business entities. The objective of ASU 2024-03 is to “address requests from investors for more detailed information about the types of expenses . . . in commonly presented expense captions (such as cost of sales, SG&A [selling, general, and administrative expenses], and research and development).” Investors advised the FASB that “disclosure of disaggregated information about expenses is critically important in understanding an entity’s performance, assessing an entity’s prospects for future cash flows, and comparing an entity’s performance over time and with that of other entities.” ASU 2024-03 adds ASC 220-40 to require a footnote disclosure about specific expenses by requiring public entities to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization (DD&A) recognized as part of oil- and gas-producing activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. The ASU does not change or remove existing expense disclosure requirements; however, it may affect where that information appears in the footnotes to the financial statements. ASU 2024-03 is effective for all public entities for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Group does not expect the adoption to have a material impact on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The ASU provides additional guidance on whether induced conversion or extinguishment accounting should be applied to certain settlements of convertible debt instruments that do not occur in accordance with the instruments’ preexisting terms. The ASU requires entities to apply a preexisting contract approach. To qualify for induced conversion accounting under this approach, the inducement offer is required to preserve the form of consideration and result in an amount of consideration that is no less than that issuable pursuant to the preexisting conversion privileges. ASU 2024-04 clarifies how entities should assess the form and amount of consideration when applying this approach. In addition, the new ASU clarifies that induced conversion accounting can be applied to settlements of certain convertible debt instruments that are not currently convertible as long as the instrument contained a substantive conversion feature as of both its issuance date and the inducement offer acceptance date. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group does not expect the adoption to have a material impact on the consolidated financial statements.

Note 3 — Revenue Recognition

Under ASC Topic 606 Revenue from Contracts with Customers, revenues are recognized when control of the promised goods or services is transferred to customers in exchange for an amount that reflects the consideration the Group expects to be entitled to and in return for transferring those goods or services.

Significant Judgments

Revenue from contracts with customers include commission income from securities, futures and derivative brokerage, market making trading and insurance brokerage. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions and Fees

The Group earns fees and commissions from securities, futures and derivatives brokerage services (including commissions and fees related to TRS trading business) and CFD trading services when the Group acts as a market maker. Each time a customer executes a securities, futures, derivative or CFD transaction, commissions and fees are earned. Commissions and related clearing fees and expenses are recorded on the trade date. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Group charges securities brokerage commissions and market making commissions based on amount of transaction volume, or the number of shares, lots of contracts executed in each order, which generally vary in accordance with the type of products or services the Group offers.

The Group also earns commission income arising from insurance brokerage services which are recognized at a point in time when the performance obligation has been satisfied by successfully referring an insurance client to an insurer in accordance with the relevant broker contract. The commission earned is equal to a percentage of the premium paid to the insurance provider.

The following table presents revenue from contracts with customers, in accordance with ASC Topic 606, by major source and geographic region:

	For the Six Months Ended June 30,
	2024	2023

Insurance brokerage commissions	$478,143	$979,236
Securities brokerage commissions	363,565	1,688,618
Market making commissions and fees	57,339	1,020,189
Total revenue from contracts with customers	$899,047	$3,688,043

Hong Kong	841,708	2,667,854
Cayman Islands	57,339	1,020,189
	$899,047	$3,688,043

All of the Group’s revenues from contracts with customers are recognized at a point in time.

Trading Gains (Losses)

Trading gains and losses along with interest revenue fall within the scope of ASC Topic 825, Financial Instruments.

Trading gains (losses) consist of realized and unrealized gains (losses) derived from (i) managed portfolio trading positions where the Group acts as counterparty to customers’ trades, and (ii) marking up the bid/offer spreads on customers’ CFD transactions, and (iii) trading gains/(losses) from proprietary TRS trading activities. Trading gains/(losses) is recorded on a trade date basis. The following table represents trading gain (loss) breakdown:

	For the Six Months Ended June 30,
	2024	2023

CFD trading gains/(losses)	$299,561	$8,128,247
TRS trading gains/(losses)	430,823	312,327
OTC stock option trading gains/(losses)	4,389,223	(772,841)
Other trading gains/(losses)	6,382	151,086
Total	$5,125,989	$7,818,819

The following table represents the effect of trading activities on the consolidated statements of operations and comprehensive income (loss):

	Trading Revenue For the Six Months Ended June 30,
Type of Instrument	2024	2023
Foreign Currency	$594	$-
Stock Indices	641,562	9,091,210
Commodities	(342,595)	(962,963)
Equity	4,826,428	(309,428)
	$5,125,989	$7,818,819

	Trading Revenue For the Six Months Ended June 30,
Line Item in Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)	2024	2023
Trading income	$5,125,989	$7,818,819

The revenue related to each category includes realized and unrealized gains and losses on both derivative instruments and nonderivative instruments.

Interest Income and Other

Interest income primarily consist of interests earned on bank deposits and short-term loans the Group extends to unrelated third parties, interest rate difference between currency pairs the Group hold resulting from rolling over currency positions and interest earned from loans provided to TRS trading customers, which are recorded on an accrual basis. Interest income is recognized as it accrues using the effective interest method.

Other income primarily consists of the dividends income, transaction fee, advisory service fee, government subsidy and other miscellaneous charges from customers etc.

Note 4 — Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

●	Level 2 are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the assets or liabilities.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Group’s major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-traded equity securities and futures are generally valued based on quoted prices at the close of trading on the period end date. To the extent these securities and futures are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Listed derivatives that are actively traded are valued based on quoted prices at the close of trading on the period end date and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to over-the-counter (“OTC”) derivatives; they are generally categorized in level 2 of the fair value hierarchy.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks. Substantially all of the Group’s OTC derivatives were carried at fair value based on spot exchange rates broadly distributed in active markets, or amounts approximating fair value. Such values are categorized as level 2 of the fair value hierarchy.

The significant assumptions which the Group used to value the options in the Black-Sholes-Merton pricing model are as below.

June 30, 2024

Stock price	$0.02 ~ 201.92
Exercise price	$0.09 ~ 227.25
Expected term in years	0.01 ~ 0.26
Expected dividend yield	0%
Volatility	11-27%
Risk-free interest Rate	1%

December 31, 2023
Underlying stock price	$0.19 ~ 15.89
Exercise price	$0.20 ~ 17.46
Expected term in years	0.01 ~ 0.22
Expected dividend yield	0%
Volatility	14% ~ 98%
Risk-free interest Rate	3%

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at June 30, 2024 and December 31, 2023:

At June 30, 2024

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Listed equity securities	$817	$-	$-	$817
	$817	$-	$-	$817
Liabilities
Embedded derivative liabilities	$-	$(837,622)	$-	$(837,622)
Option liabilities(i)	-	(5,925,501)	-	(5,925,501)
Warrant liabilities	(80,500)	(37,625)	-	(118,125)
	$(80,500)	$(6,800,748)	$-	$(6,881,248)

(i)	No collateral received or pledged for derivative contracts.

At December 31, 2023

	Quoted Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Listed equity securities	$4,522,805	$-	$-	$4,522,805
Option assets	-	1,801,095	-	1,801,095
	$4,522,805	$1,801,095	$-	$6,323,900
Liabilities
Embedded derivative liabilities	$-	$(878,420)	$-	$(878,420)
Option liabilities	-	(3,009,166)	-	(3,009,166)
Warrant liabilities	(74,750)	(34,937)	-	(109,687)
	$(74,750)	$(3,922,523)	$-	$(3,997,273)

There were no transfers between level 1, level 2, and level 3 during either period.

The carrying amounts of cash and cash equivalents, bank balances held on behalf of customers, receivables from broker-dealers and clearing organizations, commissions receivable, other receivables, payable to customers, payables to broker-dealers and clearing organizations, accrued expenses and other payables, short-term borrowings, and lease liability approximate their fair values because of their generally short maturities.

Note 5 — Fixed Assets, Net

Fixed assets consisted of the following as of June 30, 2024 and December 31, 2023:

	June 30,	December 31,
	2024	2023
Software	$23,850,000	$23,850,000
Leasehold improvement	38,255	38,522
Office and equipment	288,597	312,447
Total cost of fixed assets	24,176,852	24,200,969
Less: accumulated depreciation	(5,556,887)	(4,356,573)
Fixed assets, net	$18,619,965	$19,844,396

Depreciation expense was $1,224,133, and $874,858 for the six months ended June 30, 2024 and 2023, respectively, and are included in operating expenses.

Note 6 — Derivatives

Derivative financial instruments used for trading purposes are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for OTC derivative financial instruments, principally CFDs are based on spot exchange rates broadly distributed in active markets, OTC option contracts are based on stock price and stock volatility.

Factors taken into consideration in estimating the fair value of OTC derivatives include market liquidity, concentrations, and funding and administrative costs incurred.

The Group does not apply hedge accounting as defined in ASC 815, because all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

As discussed in Note 1, the Group’s derivative trading activity primarily relates to situations where it assumes the role of a market maker or a counter party in its customers’ CFD and options transactions. If the trades of one customer can be used to naturally hedge and offset the trades of another customer, the Group will act as the market maker to offer liquidity and pricing to both customers. When such an offsetting is not available, the Group may choose to use its own trades to hedge and offset the trades of its customer.

The contractual amounts related to CFDs reflect the volume and activity and generally do not reflect the amounts at risk. The fair value of the asset or liability is the best indicator of the Group’s risk. The credit risk for the CFDs and option contracts is limited to the unrealized fair value gains (losses) recorded in the balance sheets. Market risk is substantially dependent upon the value of the underlying assets and is affected by market forces such as volatility and changes in interest and foreign exchange rates. The Group’s open derivative positions were $5,925,501 and $1,208,071 as of June 30, 2024 and December 31, 2023, respectively.

A summary of the Group’s open positions at June 30, 2024 is as follows:

	Fair Value	Fair Value	Net
Description	of Asset	of Liability	Amount
OTC stock option contracts	$-	$(5,925,501)	$(5,925,501)
	$-	$(5,925,501)	$(5,925,501)

A summary of the Group’s open positions at December 31, 2023 is as follows:

Description	Fair Value of Asset	Fair Value of Liability	Net Amount
OTC stock option contracts	$1,801,095	$(3,009,166)	$(1,208,071)
	$1,801,095	$(3,009,166)	$(1,208,071)

The Group elects the alternative disclosure for gains and losses on derivative instrument included in its trading activities, and discloses gains and losses on its trading activities (including both derivative instruments and nonderivative instruments) separately by major type of items as required by ASC 815-10-50-4F.

Offsetting Arrangements

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated balance sheets if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Concentrations of Credit Risk

The Group is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, individuals, and other financial institutions. In the event counterparties do not fulfil their obligations, the Group may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Group’s policy to review, as necessary, the credit standing of each counterparty.

Note 7 — Short-term Borrowings

As of December 31, 2023, total short-term borrowings outstanding was $110,000 representing a loan owed to a minority shareholder, the loan bears no interest.

In May 2024, a subsidiary of the Company borrowed a short-term loan in a principal of approximately $639,000 (HKD 5 million) from a third-party lender, due on July 31, 2024 at the interest rate of 5.83% per annum. Subsequently, the due date was extended to January 31, 2025. During the six months ended June 30, 2024, interest expenses of approximately $4,000 was recorded.

Note 8 — Commitments and Contingencies

Contingencies

Occasionally, the Group is a party to certain legal cases arising in the ordinary course of business. The Group accrues loss contingency associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. During the six months ended June 30, 2024, a client (the “Plaintiff”) filed a statement of claim with the High Court of Hong Kong claiming an amount of HK$91,599,433 (approximately US$11,730,000), which LBL, a subsidiary of the Company has failed to transfer the said sum under the Plaintiff’s securities account to the plaintiff (the “Civil Case”). Subsequently in July 2024, LBL filed a defence with the High Court of Hong Kong to dispute the claim and stated no outstanding sum owed to the Plaintiff. The Civil Case is currently in early stage and LBL will continue to vigorously defend against the Civil Case. The Group’s management does not expect it is probable that the disposition of such claim will have a material adverse impact on the Group’s consolidated financial position, results of operations and cash flows.

Note 9 — Stockholders’ Equity

Ordinary Shares and Preferred Shares

The Company was initially authorized to issue (i) 450,000,000 ordinary shares, $0.0001 par value per share, divided into 300,000,000 Class A ordinary shares and 150,000,000 Class B ordinary shares, and (ii) 50,000,000 preferred shares, $0.0001 par value per share. On October 6, 2023, the Company held the 2023 Annual Meeting of Shareholders (the “2023 Annual Meeting”). The 2023 Annual Meeting approved the increase of the Company’s authorized share capital from US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising of 300,000,000 Class A ordinary shares, 150,000,000 Class B ordinary shares, and 50,000,000 preferred shares of a par value of US$0.0001 each, to US$5,000,000 divided into 50,000,000,000 shares of a par value of US$0.0001 each, comprising of 40,000,000,000 Class A ordinary shares, 7,500,000,000 Class B ordinary shares, and 2,500,000,000 preferred shares of a par value of US$0.0001 each.

As of June 16, 2020, subsequent to the closing of the business combination, there were 17,399,176 ordinary shares outstanding, including 7,647,962 Class A ordinary shares and 9,751,214 Class B ordinary shares, and no preferred shares outstanding. On November 12, 2020, as a result of post-merger consideration adjustment, additional 121,473 ordinary shares were issued to Lion’s original shareholders, including 29,591 Class A ordinary shares and 91,882 Class B ordinary shares. An aggregate of 1,933,740 Class B ordinary shares set aside as the indemnity escrow shares following the closing of the business combination was no longer subject to forfeiture in June 2023. An aggregate of 3,876,481 Class B ordinary shares set aside as the earnout escrow shares was to be forfeited as the 2021 net income and 2022 net income targets were not met.

The shareholders of Class A and Class B ordinary shares have the same rights except for the voting and conversion rights. Each Class A ordinary share was initially entitled to one vote, and is not convertible into Class B ordinary share under any circumstance; and each Class B ordinary share is entitled to ten votes, and is convertible into one Class A ordinary share at any time by the holder thereof, subject to adjustments for any subdivision or combination. On February 16, 2022 and January 13, 2023, the Company held General Meetings of Shareholders that approved the increase by the number of votes attached to Class B Ordinary Shares from ten (10) votes per Class B Ordinary Share to twenty five (25) votes per Class B Ordinary Share, and from twenty five (25) votes per Class B Ordinary Share to one hundred (100) votes per Class B Ordinary Share respectively.

As of June 30, 2024 and December 31, 2023, there was an aggregate of 337,259,504 and 179,250,754 Class A ordinary shares issued and outstanding, respectively; and an aggregate of 44,231,985 and 23,843,096 Class B ordinary shares issued and outstanding, respectively. As of June 30, 2024 and December 31, 2023, there was no preferred shares issued and outstanding.

Note 10 — Stock-Based Compensation

2020 Share Incentive Plan

In June 2020, in connection with the Business Combination, the Company’s board approved the 2020 Share Incentive Plan (the “2020 Plan”) and reserved 4,632,449 ordinary shares for issuance thereunder. The Company’s employees, non-employee directors and consultants are eligible to receive options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payments or share appreciation rights, which may be awarded or granted under the Plan (collectively, “Awards”). As of June 30, 2024 and December 31, 2023, a total of 3,936,504 shares each had been granted and issued under the 2020 Plan and a total of 695,945 shares each remained available for future awards.

2023 Share Incentive Plan

On October 6, 2023, the 2023 Annual Meeting approved and adopted the Company’s 2023 Equity Incentive Plan (the “2023 Plan”), pursuant to which an aggregate of 33,818,770 ordinary shares will be awarded or granted. On October 31, 2023, the Compensation Committee approved that a total of 32,000,000 Class B ordinary shares in the form of shares and deferred shares were granted to two executive directors in exchange for their services through the third quarter of 2024. The Company estimated the fair value of shares at $0.02 per Class B ordinary share based on the closing price of $1.00 per ADS on the grant date in an aggregate of $640,000. The stock-based compensation expenses are recognized over the requisite service period. On December 14, 2023, a total of 14,000,000 Class B ordinary shares were vested and issued to the directors. During the six months ended June 30, 2024, a total of 1,888,889 Class B ordinary shares were vested and issued to the directors. Subsequently in the second half of 2024, a total of 10,000,000 Class B ordinary shares were vested and issued to the directors. As of June 30, 2024 and December 31, 2023, a total of 1,818,770 shares under the 2023 Plan remained available for future awards.

2024 Share Incentive Plan

On May 20, 2024, the Board of Directors approved and adopted the Company’s 2024 Equity Incentive Plan (the “2024 Plan”), pursuant to which an aggregate of 47,137,935 Class A or Class B ordinary shares will be awarded or granted. On the same date, the Board and the Audit Committee approved that a total of 20,000,000 Class B ordinary shares were granted to certain employees and vested immediately. The Company estimated the fair value of shares at $0.009 per Class B ordinary share based on the closing price of $0.461 per ADS on the grant date, resulting in an aggregate of $184,400 recorded as compensation expenses during the six months ended June 30, 2024. On May 21, 2024, a total of 18,500,000 Class B ordinary shares were issued to the employees. As of June 30, 2024, a total of 27,137,935 shares under the 2024 Plan remained available for future awards.

The following table provides the details of the total share-based payments under 2020 Plan, 2023 Plan and 2024 Plan during the six months ended June 30, 2024 and 2023, respectively.

	For the Six Months Ended
	June 30,
	2024	2023
Compensation and benefits	$397,733	$-
Communication and technology	-	112,500
Marketing	-	103,125
Professional fees	-	121,875
General and administrative	-	121,875
Total	$397,733	$459,375

As of June 30, 2024 and December 31, 2023, approximately $53,000 and $266,000 of total unrecognized compensation expense related to future services was expected to be recognized over a period of approximately two months and eight months, respectively.

Subsequently in November 2024, an aggregate of 28,956,705 Class B ordinary shares, including the remaining 1,818,770 shares under 2023 plan and the remaining 27,137,935 shares under the 2024 Plan, was granted and issued to one executive director and vested immediately. The Company estimated the fair value of shares at $0.004 per Class B ordinary share based on the closing price of $0.211 per ADS on the grant date in an aggregate of $122,000.

Note 11 — Income Taxes

The current and deferred portions of the income tax expense included in the unaudited condensed consolidated statements of operations and comprehensive income (loss) as determined in accordance with ASC 740, Income Taxes, are as follows:

	Six Months Ended June 30,
	2024	2023
Current	$645	$1,058
Deferred	-	-

	$645	$1,058

A reconciliation of the difference between the expected income tax expense or benefit computed at applicable statutory income tax rates and the Group’s income tax expense is shown in the following table:

	Six Months Ended June 30,
	2024	2023

Income tax expense (benefit) at applicable statutory rate (1)	$(1,234,034)	$164,176
Nondeductible expenses	887,362	322,688
Impact of foreign tax rate differential (2)	(65,477)	(827,192)
Current year change in valuation allowance	518,505	(657,611)
Prior year adjustment	(104,607)	1,035,939
Other	(1,104)	(36,942)

Reported income taxes	$645	$1,058

(1)	The applicable statutory rate applied is based on the profits tax rates in Hong Kong. Effective for tax years ended on or after December 31, 2018, the applicable tax rate was 8.25% on the first HK $2,000,000 of assessable profits and 16.5% on any assessable profits above that threshold. The 8.25% tax rate can only be utilized by one entity in a controlled group. All other Hong Kong entities in the Group utilize the 16.5% tax rate. The Singapore entity within the Group has an applicable tax rate of 17.0%. The entity in the United States within the Group has a federal tax rate of 21.0%.

(2)	The Group also has entities domiciled in the British Virgin Islands and the Cayman Islands, but such entities are not subject to income or capital gains taxes.

Significant components of the Group’s deferred tax assets (liabilities) are presented below:

	June 30, 2024	December 31, 2023
	(unaudited)
Deferred tax asset
Net operating loss carryforwards	$4,497,931	$4,906,816
Less: Valuation allowance	(4,497,931)	(4,906,816)

Net deferred tax asset	$-	$-

Management has applied a valuation allowance to the total amount of deferred tax assets based on the determination that it is more likely than not that the deferred tax asset will not be realized. This determination was based on the historic and estimated future profitability of the entities to which the deferred tax assets relate. The tax rules in Hong Kong do not allow the Group to file on a consolidated basis.

Note 12 — Earnings (Loss) per Ordinary Share

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings Per Share”, which requires earnings per share for each class of stock (ordinary shares and participating securities) to be calculated using the two-class method. The two-class method is an allocation of earnings between the holders of ordinary shares and a company’s participating security holders. Under the two-class method, earnings for the reporting period are allocated between ordinary shareholders and other security holders based on their respective participation rights in undistributed earnings. As the Company’s two classes of ordinary shares have the same dividend rights, earnings (loss) per share for each class of ordinary shares have the same results.

In accordance with ASC 260-10-45, the 3,867,481 Class B of Earnout Escrow Shares are considered contingently returnable shares and therefore are excluded from the computation of basic earnings (loss) per share for all periods presented.

For purposes of determining diluted earnings (loss) per ordinary share, basic earnings (loss) per ordinary share is further adjusted to include the effect of potential dilutive ordinary shares outstanding during the period. Potential ordinary shares consist of the incremental ordinary shares upon exercise of warrants using the treasury stock method and upon conversion of convertible debt using the if-converted method.

For the six months ended June 30, 2024 and 2023, the following potential dilutive securities denominated in ordinary shares equivalents were excluded for the periods they were outstanding from the computation of diluted earnings (loss) per share because to do so would have been antidilutive. As a result, diluted earnings (loss) per ordinary share is the same as basic earnings (loss) per ordinary share for all periods presented.

	Six Months Ended June 30,
	2024	2023
SPAC Warrants	17,795,000	17,795,000
August 2020 PIPE Warrants	—	729,167
February 2021 Warrants	3,815,929,150	38,800,000
December 2021 Warrants	252,844,550	2,285,715
May 2022 Convertible Debenture	—	2,800,000
August 2022 and December 2022 Convertible Debentures	—	5,200,000
September 2023 Convertible Debenture	2,000,000	—
Series H Warrant	657,900	—
January 2024 Convertible Debenture	800,000	—
Series I Warrant	442,500	—

Subsequently, an aggregate of approximately 944.0 million Class A ordinary shares and 39.0 million Class B ordinary shares were issued. See Note 10 Stock-Based Compensation and 14 Subsequent Events for details.

Note 13 — Segment Reporting

ASC 280, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise which engage in business activities from which they may earn revenues and incur expenses, and about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group (the “CODM”), in deciding how to allocate resources and in assessing performance. Reportable segments are defined as an operating segment that either (a) exceeds 10% of revenue, or (b) reported profit or loss in absolute amount exceeds 10% of profit of all operating segments that did not report a loss or (c) exceeds 10% of the combined assets of all operating segments.

Chief executive officer is determined as the CODM of the Group. The Group has four primary operating segments (1) futures and securities brokerage services; (2) market making (CFD) trading; (3) TRS trading; (4) OTC stock option trading; and (5) others.  The Group’s futures and securities brokerage segment generates commissions income by enabling customers to trade in futures and securities markets throughout the world. The Group engages in market making (CFD trading) activities where it serves as the counterparty to its customers in derivative transactions. The Group experiences trading gains and losses from such market making (CFD trading) activities. The Group generated income from TRS trading business including the commission income from the securities trading and interest income from the loan to customers. The Group also generated trading gains or losses from the OTC stock options where it serves as the counterparty in the option contracts. Other businesses include the following: (1) insurance brokerage segment which generates commissions by providing insurance brokerage services to high-net-worth individuals; (2) proprietary trading activities in investment securities, futures and derivatives; and (3) executive management functions and corporate overhead.

	Futures
	and securities			OTC
	brokerage	CFD	TRS	Stock option
	services	trading	trading	trading	Other	Total

Six Months Ended June 30, 2024

Revenues	$366,767	$356,901	$879,275	$4,389,223	$1,104,356	$7,096,522

Commissions and fees	248,090	-	70,504	-	429,906	748,500
Compensation and benefits	538,722	-	-	-	1,509,412	2,048,134
Occupancy	29,930	1,200	1,200	1,200	399,519	433,049
Communication and technology	217,983	229,767	229,767	229,767	1,512,962	2,420,246
General and administrative	111,118	11,902	11,902	11,902	391,826	538,650
Professional fees	14,543	77,071	77,071	77,071	3,200,182	3,445,938
Service fees	-	199,629	147,172	147,172	675,634	1,169,607
Interest	-	-	198,151		204,884	403,035
Depreciation	335	397,500	397,500	397,500	31,298	1,224,133
Marketing	808	-	-	-	2,181,594	2,182,402
Change in fair value of warrant liabilities	-	-	-	-	8,438	8,438
Other operating expenses	3,120	-	-	-	203,424	206,544

	1,164,649	917,069	1,133,267	864,612	10,749,079	14,828,676

Income (loss) from operations	$(797,882)	$(560,168)	$(253,992)	$3,524,611	$(9,644,723)	$(7,732,154)

Total segment assets	$3,925,366	$21,487,847	$20,196,123	$-	$3,485,834	$49,095,170

	Futures
	and securities
	brokerage	CFD	TRS
	services	trading	trading	Other	Total
Six Months Ended June 30, 2023
Revenue	$1,593,687	$9,148,435	$1,873,275	$695,600	$13,310,997

Commissions and fees	948,492	-	575,743	842,567	2,366,802
Compensation and benefits	485,478	-	-	1,228,858	1,714,336
Occupancy	-	8,880	8,880	373,491	391,251
Communication and technology	239,932	172,569	172,569	1,134,854	1,719,924
General and administrative	119,780	24,883	24,883	432,234	601,780
Professional fees	14,430	49,176	49,176	1,120,884	1,233,666
Service fees	-	217,308	343,557	558,716	1,119,581
Interest	-	-	1,210,091	388,387	1,598,478
Depreciation	155	400,000	400,000	74,703	874,858
Marketing	1,391	5,863	5,863	1,489,304	1,502,421
Payment service charge	-	(29,106)	48,291	-	19,185
Change in fair value of warrant liabilities	-	-	-	(453,761)	(453,761)
Other operating expenses	(5,158)	-	-	(13,042)	(18,200)

	1,804,500	849,573	2,839,053	7,177,195	12,670,321

Income (loss) from operations	$(210,813)	$8,298,862	$(965,778)	$(6,481,595)	$640,676

Total segment assets	$5,784,066	$19,073,357	$54,167,567	$14,599,946	$93,624,936

Note 14 — Subsequent Events

Subsequently, the remaining outstanding September 2023 Convertible Debenture along with the Make-Whole interest of $486,000 were fully converted into an aggregate of 485,563,000 Class A ordinary shares, also $950,000 out of the $1,000,000 principal amount of January 2024 Convertible Debenture, along with the Make-Whole interest of approximately $342,000 were converted into an aggregate of 440,614,050 Class A ordinary shares.

On August 9, 2024, the Company entered into a Securities Purchase Agreement (the “August 2024 SPA”) with ATW Opportunities Master Fund II, LP (the “ATW”), pursuant to which the Company received net proceeds of $1,425,000 in consideration of the issuance of Convertible Debenture (the “August 2024 Convertible Debenture”) in the principal amount of $1,500,000 and the issuance of warrant (the “Series J Warrant”) to purchase 4,017,858 ADSs with an exercise price equal to $0.28 per ADS and having a term of exercise expiring on August 9, 2031. The August 2024 Convertible Debenture matures on August 9, 2027, bears interest at a rate of 8% per annum to the extent such interest is paid in cash or 12.0% to the extent such interest is paid in ADSs at the Company’s election, and is convertible into ADSs, beginning after its original date of issuance at a conversion price is $0.28, which shall be reset to the lower of $0.28 and the closing price of the ADSs on the trading day immediately preceded the Effective Date, per ADS. The transactions contemplated under the August 2024 Securities Purchase Agreement closed on August 9, 2024 (“First Closing”). The Company granted the Purchaser the right to purchase a pro-rata share (based on the original subscription amount as to the first closing) of an additional $23,750,000 of Debentures within 24-month anniversary of the First Closing Date.

Subsequently in October 2024, one of the directors opted to convert his Class B ordinary shares into Class A ordinary shares, resulting in the issuance of 17,800,845 Class A ordinary shares.

Exhibits

Exhibit No.	Description

99.1*	Press Release, dated December 20, 2024
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lion Group Holding Ltd.

By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer

Date: March 7, 2025